Exhibit 99.3

Execution Version

FIRST AMENDING AGREEMENT
THIS AGREEMENT is made as of August 18, 2014
BETWEEN:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Canadian Borrower"), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers" and, individually, a "Borrower"),
OF THE FIRST PART,
- and -
THE BANK OF NOVA SCOTIA,
THE TORONTO-DOMINION BANK,
TORONTO DOMINION (NEW YORK) LLC,
BANK OF MONTREAL,
BANK OF MONTREAL, CHICAGO BRANCH,
CANADIAN IMPERIAL BANK OF COMMERCE,
NATIONAL BANK OF CANADA,
ROYAL BANK OF CANADA,
UNION BANK, CANADA BRANCH,
MUFG UNION BANK, N.A. (formerly named, UNION BANK, N.A.),
ALBERTA TREASURY BRANCHES,
BANK OF AMERICA, N.A., CANADA BRANCH,
BARCLAYS BANK PLC,
CAISSE CENTRALE DESJARDINS,
CAISSE CENTRALE DESJARDINS US BRANCH,
WELLS FARGO BANK, N.A., CANADIAN BRANCH,
SOCIÉTÉ GÉNÉRALE and
CREDIT SUISSE AG, TORONTO BRANCH
(hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.

WHEREAS Section 11.1(5) of the Credit Agreement requires that the Canadian Borrower cause each of AcquireCo and Aurora, among others, to promptly upon having obtained their respective Australian Whitewash Approval, and in any event within 90 days of the completion of the Acquisition, to execute and deliver to the Agent a guarantee in the form of Schedule H attached to the Credit Agreement;
AND WHEREAS pursuant to Section 3.1(s) of the Credit Agreement, the Canadian Borrower, or a Material Subsidiary, was required to purchase a sufficient number of the Aurora HY Notes under each of the Aurora HY Note Indentures such that the Canadian Borrower or such Material Subsidiary was the holder of a majority in aggregate principal amount of the then outstanding Aurora HY Notes under each of the Aurora HY Note Indentures;
AND WHEREAS the Canadian Borrower purchased a majority (as opposed to all) in aggregate principal amount of the then outstanding Aurora HY Notes under each of the Aurora HY Note Indentures;
AND WHEREAS the remaining Aurora HY Notes not held by the Canadian Borrower (or a Guarantor) are in an aggregate principal amount equal to U.S.$14,300,000;
AND WHEREAS, given that not all of the aggregate principal amount of the outstanding Aurora HY Notes under each of the Aurora HY Note Indentures were purchased by the Canadian Borrower, the obligations under and pursuant to the existing guarantees of Aurora and certain of Aurora's other Subsidiaries delivered by Aurora and such Subsidiaries of Aurora under and pursuant to the Aurora HY Note Indentures remain outstanding (collectively, the "Existing Aurora HY Notes Guarantees" and, individually, an "Existing Aurora HY Notes Guarantee");
AND WHEREAS the Canadian Borrower has informed the Agent that it is proposing to liquidate and wind-up AcquireCo and cause all of the shares of the U.S. Borrower, through a series of transactions, to be transferred to the Canadian Borrower or another Guarantor, and has requested that the Agent and the Lenders: (i) waive the requirement for AcquireCo to provide a guarantee pursuant to Section 11.1(5) of the Credit Agreement and (ii) waive, notwithstanding that the Existing Aurora HY Notes Guarantee of Aurora remains outstanding and that Aurora is therefore a Material Subsidiary pursuant to subparagraph (c) of the definition of "Material Subsidiary" contained in Section 1.1(1) of the Credit Agreement, the requirement of Aurora to provide a guarantee pursuant to Section 11.1(5) of the Credit Agreement;
AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation

1.1.    In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the credit agreement made as of June 4, 2014 between the Borrowers, the Lenders and the Agent.
1.2.    Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3.    The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
1.5.    The following schedule is annexed hereto and is incorporated by reference and deemed to be part hereof:
Schedule A – Form of Confirmation of Guarantee.

2.	Amendment and Supplement
2.1.    Extension of 90 Day Period to Deliver Guarantees from Australian Whitewash Subsidiaries. Section 11.1(5) of the Credit Agreement is hereby amended to delete "90 days" where it appears in the fifth line of the third paragraph thereof and to substitute therefor "180 days".
2.2.    Confirmation and Agreement Respecting Requirement of Acquireco and Aurora to Deliver Guarantees. The Agent and the Lenders hereby confirm and agree that, notwithstanding Section 11.1(5) of the Credit Agreement (including, for certainty, as such Section 11.1(5) of the Credit Agreement will be amended pursuant to Section 2.1 hereof upon satisfaction of the conditions precedent set forth in Section 4 hereof), so long as:

(a)	all of the shares of the U.S. Borrower are assigned and transferred to either the Canadian Borrower or another Guarantor (the "U.S. Borrower Share Transfer"); and

(b)
each of Acquireco and Aurora, after giving effect to the U.S. Borrower Share Transfer, are not otherwise Material Subsidiaries within the meaning of subparagraph (a), (b) or (c) of the definition of "Material Subsidiary" contained in Section 1.1(1) of the Credit Agreement (it being agreed that, notwithstanding that the Existing

Aurora HY Notes Guarantee of Aurora remains outstanding and that Aurora is therefore a Material Subsidiary pursuant to subparagraph (c) of the definition of "Material Subsidiary" contained in Section 1.1(1) of the Credit Agreement, Aurora shall not be deemed to be a Material Subsidiary within the meaning of subparagraph (c) of the definition of "Material Subsidiary" contained in Section 1.1(1) of the Credit Agreement so long as the remaining Aurora HY Notes not held by the Canadian Borrower and the Guarantors are in an aggregate principal amount equal to or less than U.S.$14,300,000),
AcquireCo and Aurora shall not be required to execute and deliver to the Agent a guarantee in the form of Schedule H attached to the Credit Agreement.

3.	Representations and Warranties
Each Borrower (in the case of the U.S. Borrower, with respect to subparagraphs (a), (b), (c) and (e) of this Section 3 only) hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(c)	Capacity, Power and Authority

(i)
It is duly amalgamated or incorporated, as the case may be, and is validly subsisting under the laws of its jurisdiction of amalgamation or incorporation, as the case may be, and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(d)	Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(e)	Compliance with Other Instruments
The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to it, or of any law, regulation, judgment, decree or order binding on or applicable to it or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which it or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(f)	Credit Agreement Representations and Warranties
Each of the representations and warranties of the Canadian Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all respects as of the date hereof other than any such representations and warranties which expressly speak of an earlier date.

(g)	No Default
No Default or Event of Default has occurred or is continuing.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

4.	Conditions Precedent
The amendment and supplement to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	each Guarantor shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee in the form attached hereto as Schedule A; and

(b)	no Default or Event of Default shall have occurred and be continuing.
The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

5.	Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Documents to which the Borrowers are a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrowers are a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 4 hereof.

6.	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

7.	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

8.	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY CORP.

By:	("Signed")
Rodney D. Gray Chief Financial Officer

By:	("Signed")
Geoffrey J. Darcy Senior Vice President, Marketing

Signature Page to the First Amending Agreement

BAYTEX ENERGY USA, INC.

By:	("Signed")
Michael L. Verm President

By:	("Signed")
Deborah Huston Vice President and Secretary

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent

By:	("Signed")
Name:
Title:

LENDERS:

THE BANK OF NOVA SCOTIA, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility, as U.S. Facility Lender and as the Operating Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

THE TORONTO-DOMINION BANK, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

TORONTO DOMINION (NEW YORK) LLC, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

BANK OF MONTREAL, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

BANK OF MONTREAL, CHICAGO BRANCH, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

NATIONAL BANK OF CANADA, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

ROYAL BANK OF CANADA, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

UNION BANK, CANADA BRANCH, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility

By:	("Signed")
Name:
Title:

By:
Name:
Title:

MUFG UNION BANK, N.A., in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

ALBERTA TREASURY BRANCHES, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

BARCLAYS BANK PLC, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

CAISSE CENTRALE DESJARDINS, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility

By:	("Signed")
Name:
Title:
By:	("Signed")
Name:
Title:

CAISSE CENTRALE DESJARDINS US BRANCH, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

WELLS FARGO BANK, N.A., CANADIAN BRANCH, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

SOCIÉTÉ GÉNÉRALE, in its capacity as Lender under the Revolving Syndicated Facility and the Term Loan A Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

CREDIT SUISSE AG, TORONTO BRANCH, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

SCHEDULE A
FORM OF CONFIRMATION OF GUARANTEE
CONFIRMATION OF GUARANTEE

TO:	The Lenders, the Hedging Affiliates and the Cash Managers
AND TO:	The Bank of Nova Scotia, as agent of the Lenders (the "Agent")

WHEREAS Baytex Energy Corp. (the "Canadian Borrower") and Baytex Energy USA, Inc. (the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers") are party to credit agreement made as of June 4, 2014, between the Borrowers, the Lenders and the Agent (the "Credit Agreement");
AND WHEREAS the undersigned guaranteed (a) all of the Obligations of each Borrower under, pursuant or relating to the Credit Agreement and the other Documents (b) all of the Lender Financial Instrument Obligations and (c) all of the Cash Management Obligations (collectively, the "Guaranteed Obligations"), in each case, pursuant to the guarantee made as of [June 4, 2014 OR June 11, 2014 OR July 25, 2014] (the "Guarantee") granted by the undersigned in favour of the Agent, the Lenders, the Hedging Affiliates and the Cash Managers;
AND WHEREAS, pursuant to a first amending agreement (the "First Amending Agreement") made as of the date hereof, the Borrowers, the Lenders and the Agent have agreed to amend and supplement the Credit Agreement;
AND WHEREAS the undersigned has been provided with a true, correct and complete copy of the First Amending Agreement;
AND WHEREAS the undersigned wishes to confirm to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers that the Guarantee continues to apply to the Guaranteed Obligations.
IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders, the Hedging Affiliates and the Cash Managers to the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby confirms and agrees that the Guarantee is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the First Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations, including, without limitation, the Guaranteed Obligations of the Borrowers under, pursuant or relating to the Credit Agreement as amended by the First Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee including, without limitation, Article 2 and Article 3 of the Guarantee.
Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the First Amending Agreement, as the context requires.
DATED as of August 18, 2014.

[INSERT APPLICABLE MATERIAL SUBSIDIARY]

By:
Name:
Title:

By:
Name:
Title:

Signature Page to the First Amending Agreement